As filed with the Securities and Exchange Commission on April 6, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Chicago Bridge & Iron Company N.V.

(Exact name of Registrant as Specified in Its Charter)

The Netherlands	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

Polarisavenue 31

2132 JH Hoofddorp
The Netherlands
31-23-5685660
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Walter G. Browning, Esq.

Secretary
Chicago Bridge & Iron Company
2103 Research Forest Drive
The Woodlands, Texas 77380
(832) 513-1000
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

James M. Reum, Esq.
Winston & Strawn, LLP
35 West Wacker Drive
Chicago, Illinois 60601

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of Securities to Be	Amount to Be	Offering Price Per	Aggregate Offering	Amount of
Registered	Registered	Share(1)	Price(1)	Registration Fee

Common Stock, Euro 0.01 par value per share	2,500,000 shares	$27.68	$69,200,000	$8,767.64

(1)	Estimated solely for the purpose of calculating the registration fee, based upon the average high and low prices of the common stock on The New York Stock Exchange on April 5, 2004, in accordance with Rule 457(c) under the Securities Act of 1933.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(e) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2004

PROSPECTUS

2,500,000 Shares

Chicago Bridge & Iron Company N.V.

Common Stock, Par Value Euro 0.01 Per Share
Dividend Reinvestment and Stock Purchase Plan

         This prospectus relates to our Dividend Reinvestment and Stock Purchase Plan. The plan is designed to provide investors with a convenient and economical way to purchase shares of our common stock. Under the plan, participants may:

•	Purchase their first shares of our common stock by making an initial cash investment of at least $100 and up to $5,000.

•	Purchase additional shares of our common stock by making optional cash investments at any time of at least $100 per payment and up to a maximum of $5,000 per month.

•	Make optional cash investments in excess of $5,000 per month, but only after submission of a written request for waiver has been made to us and after we have given our written approval, which we may grant or refuse to grant in our sole discretion.

•	On investments in excess of $5,000 that we approve, purchase newly issued shares of our common stock at a discount of up to 5%, as we may determine from time to time in our sole discretion.

•	Elect to automatically reinvest cash dividends, if any, that we pay in the future on all or a portion of their shares of common stock.

      Our common stock is quoted on The New York Stock Exchange under the symbol “CBI”.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 1.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004.

      We have not authorized anyone to provide you with information that is different from the information contained in this document or to which we have referred you. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document, and we do not intend to update this information after the offer and sale of these securities. We will amend this document as required by applicable law.

i

OUR COMPANY

      We are a global specialty engineering, procurement and construction (EPC) company serving customers in several primary end markets, including hydrocarbon refining, natural gas, water and the energy sector in general. We have been helping our customers store and process the earth’s natural resources for more than 100 years by supplying a comprehensive range of engineered steel structures and systems. We offer a complete package of design, engineering, fabrication, procurement, construction and maintenance services. Our projects include hydrocarbon processing plants, liquefied natural gas (LNG) terminals and peak shaving plants, bulk liquid terminal, water storage and treatment facilities, and other steel structures and their associated systems.

      Our principal executive office is located at Polarisavenue 31,2132 JH Hoofddorp, The Netherlands and our telephone number at that address is 31-23-5685660. Our administrative offices are located at 2103 Research Forest Drive, The Woodlands, Texas 77380 and our telephone number at that address is (832)-513-1000. Our Internet address is www.cbiepc.com. The contents of our website are not part of this prospectus. Unless the context requires otherwise, references to “we,” “us,” “our,” “the Company” or “CB&I” refer collectively to Chicago Bridge & Iron Company N.V. and its subsidiaries, and “CB&I N.V.” refers to the parent company Chicago Bridge & Iron Company N.V. only.

RISK FACTORS

      You should carefully consider the following risks and uncertainties before you decide whether to purchase our common stock. Any of the following risks, if they materialize, could adversely affect our business, financial condition or operating results. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risk Factors Relating to Our Business

Our Revenues, Cash Flow and Earnings May Fluctuate Creating Potential Liquidity Issues and Possible Under-Utilization of Our Assets.

      Our revenues, cash flow and earnings may fluctuate from quarter to quarter due to a number of factors. Our revenues, cash flow and earnings are dependent upon major construction projects in cyclical industries, including the hydrocarbon refining, natural gas and water industries. The selection of, timing of or failure to obtain projects, delays in awards of projects, cancellations of projects or delays in completion of contracts could result in the under-utilization of our assets and reduce our cash flows. Moreover, construction projects for which our services are contracted may require significant expenditures by us prior to receipt of relevant payments by a customer and may expose us to potential credit risk if such customer should encounter financial difficulties. Such expenditures could reduce our cash flows and necessitate increased borrowings under our credit facilities (interest payments on our outstanding debt during 2003 totaled approximately $5.5 million). Finally, the winding down or completion of work on significant projects that were active in previous periods will reduce our revenues and earnings if such significant projects have not been replaced in the current period.

Our Revenues and Earnings May Be Adversely Affected by a Reduced Level of Activity in the Hydrocarbon Industry.

      In recent years, demand from the worldwide hydrocarbon industry has been the largest generator of our revenues. Numerous factors influence capital expenditure decisions in the hydrocarbon industry, including:

•	current and projected oil and gas prices;

•	exploration, extraction, production and transportation costs;

•	the discovery rate of new oil and gas reserves;

•	the sale and expiration dates of leases and concessions;

•	local and international political and economic conditions, including war or conflict;

•	technological advances; and

•	the ability of oil and gas companies to generate capital.

In addition, changing taxes, price controls and laws and regulations may reduce the level of activity in the hydrocarbon industry. These factors are beyond our control. Reduced activity in the hydrocarbon industry would result in a reduction of our revenues and earnings and possible under-utilization of our assets.

We Could Lose Money if We Fail to Accurately Estimate Our Costs or Fail to Execute Within Our Cost Estimates on Fixed-Price, Lump Sum Contracts.

      Most of our net revenue is derived from fixed-price, lump-sum contracts. Under these contracts, we perform our services and provide our products at a fixed price and, as a result, benefit from cost savings, but we may be unable to recover for any cost overruns. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, cost overruns may cause us to incur losses or cause the project not to be as profitable as we expected. This, in turn, could negatively impact our cash flow and earnings. The revenue, cost and gross profit realized on such contracts can vary, sometimes substantially, from the original projections due to changes in a variety of factors, including but not limited to:

•	unanticipated technical problems with the structures or systems being supplied by us, which may require that we spend our own money to remedy the problem;

•	changes in the costs of components, materials or labor;

•	difficulties in obtaining required governmental permits or approvals;

•	changes in local laws and regulations;

•	changes in local labor conditions;

•	project modifications creating unanticipated costs;

•	delays caused by local weather conditions; and

•	our suppliers’ or subcontractors’ failure to perform.

These risks are exacerbated if the duration of the project is long-term because there is an increased risk that the circumstances upon which we based our original bid will change in a manner that increases its costs. In addition, we sometimes bear the risk of delays caused by unexpected conditions or events.

      Under our percentage-of-completion accounting method, the use of estimated cost to complete each contract is a significant variable in the process of determining income earned for a particular period.

Our Acquisition Strategy Involves a Number of Risks.

      We intend to pursue growth through the opportunistic acquisition of companies or assets that will enable us to expand our product lines to provide more cost-effective customer solutions. We routinely review potential acquisitions. However, we may be unable to implement this growth strategy if we cannot reach agreement on potential strategic acquisitions on acceptable terms or for other reasons. Moreover, our acquisition strategy involves certain risks, including:

•	difficulties in the integration of operations and systems;

•	the key personnel and customers of the acquired company may terminate their relationships with the acquired company;

•	we may experience additional financial and accounting challenges and complexities in areas such as tax planning, treasury management and financial reporting;

•	we may assume or be held liable for risks and liabilities (including for environmental-related costs) as a result of our acquisitions, some of which we may not discover during our due diligence;

•	our ongoing business may be disrupted or receive insufficient management attention; and

•	we may not be able to realize the cost savings or other financial benefits we anticipated.

      Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on attractive terms. Moreover, to the extent an acquisition transaction financed by non-equity consideration results in additional goodwill, it will reduce our tangible net worth, which might have an adverse effect on our credit and bonding capacity.

Our Projects Expose Us to Potential Professional Liability, Product Liability, or Warranty or Other Claims.

      We engineer and construct (and our structures typically are installed in) large industrial facilities in which system failure can be disastrous. We may also be subject to claims resulting from the subsequent operations of facilities we have installed. In addition, our operations are subject to the usual hazards inherent in providing engineering and construction services, such as the risk of work accidents, fire or explosion. These hazards can cause personal injury and loss of life, business interruptions, property damage, pollution and environmental damage. We may be subject to claims as a result of these hazards.

      Notwithstanding that we generally will not accept liability for consequential damages in our contracts, any catastrophic occurrence in excess of insurance limits at projects where our structures are installed or services are performed could result in significant professional liability, product liability or warranty or other claims against us. Such liabilities could potentially exceed our current insurance coverage and the fees we derive from those structures and services. Such claims could also make it difficult for us to obtain adequate insurance coverage in the future at a reasonable cost. Clients or subcontractors that have agreed to indemnify us against such losses may refuse or be unable to pay us. A partially or completely uninsured claim, if successful and of a significant magnitude, could result in substantial losses and reduce cash available for our operations.

We Are Exposed to Potential Environmental Liabilities.

      We are subject to environmental laws and regulations, including those concerning:

•	emissions into the air;

•	discharge into waterways;

•	generation, storage, handling, treatment and disposal of waste materials; and

•	health and safety.

      Our businesses often involve working around and with volatile, toxic and hazardous substances and other highly regulated materials, the improper characterization, handling or disposal of which could constitute violations of U.S. federal, state or local laws and regulations and laws outside the U.S., and result in criminal and civil liabilities. Environmental laws and regulations generally impose limitations and standards for certain pollutants or waste materials and require us to obtain a permit and comply with various other requirements. Governmental authorities may seek to impose fines and penalties on us, or revoke or deny issuance or renewal of operating permits, for failure to comply with applicable laws and regulations. We are also exposed to potential liability for personal injury or property damage caused by any release, spill, exposure or other accident involving such substances or materials.

      The environmental health and safety laws and regulations to which we are subject are constantly changing, and it is impossible to predict the effect of such laws and regulations on us in the future. We cannot assure you that our operations will continue to comply with future laws and regulations or that these laws and regulations will not cause us to incur significant costs or adopt more costly methods of operation.

      In connection with the historical operation of our facilities, substances that currently are or might be considered hazardous were used or disposed of at some sites that will or may require us to make expenditures for remediation. In addition, we have agreed to indemnify parties to whom we have sold facilities for certain environmental liabilities from acts occurring before the dates those facilities were transferred.

      Although we maintain liability insurance, this insurance is subject to coverage limitations, deductibles and exclusions and may exclude coverage for losses or liabilities relating to pollution damage. We may incur liabilities that may not be covered by insurance policies, or, if covered, the dollar amount of such liabilities may exceed our policy limits. Such claims could also make it more difficult for us to obtain adequate insurance coverage in the future at a reasonable cost. A partially or completely uninsured claim, if successful and of significant magnitude, could cause us to suffer a significant loss and reduce cash available for our operations.

Certain Remedies Ordered in a Federal Trade Commission Proceeding Could Adversely Affect Us.

      On October 25, 2001, the U.S. Federal Trade Commission (the “FTC” or the “Commission”) announced its decision to file an administrative complaint (the “Complaint”) challenging our February 2001 acquisition of certain assets of the Engineered Construction Division of Pitt-Des Moines, Inc. (“PDM”) that we acquired together with certain assets of the Water Division of PDM (the Engineered Construction and Water Divisions of PDM are hereafter sometimes referred to as the “PDM Divisions”). The FTC’s Complaint alleged that the acquisition violated Section 7 of the Clayton Antitrust Act and Section 5 of the Federal Trade Commission Act by threatening to substantially lessen competition in four specific markets in which both we and PDM had competed in the United States; liquefied natural gas storage tanks and associated facilities constructed in the United States, liquefied nitrogen, liquefied oxygen and liquefied argon storage tanks constructed in the United States; liquefied petroleum gas storage tanks constructed in the United States; and field erected thermal vacuum chambers (used for the testing of satellites) constructed in the United States. The FTC’s Complaint asserted that the consequence of the acquisition will be increased prices in these four markets.

      A trial before an FTC Administrative Law Judge was concluded on January 16, 2003. On June 12, 2003, the FTC Administrative Law Judge issued his ruling. The ruling found that our acquisition of PDM assets threatens to substantially lessen competition in the four markets identified above in which both CB&I and PDM participated. As a result of this finding by the FTC Administrative Law Judge, we have been ordered to divest within 180 days of a final order all physical assets, intellectual property and any uncompleted construction contracts of the PDM Divisions that we acquired from PDM to a purchaser approved by the FTC that is able to utilize those assets as a viable competitor.

      We believe the FTC Administrative Law Judge’s ruling is inconsistent with the law and facts presented at trial. We have appealed the ruling to the full Federal Trade Commission. In addition, the FTC Staff has appealed the sufficiency of the remedies contained in the ruling to the full Federal Trade Commission. Pending issuance of a final order by the Commission, we are subject to an interim order designed to preserve the status quo of the PDM assets, including a requirement that we notify the FTC 60 days before taking any action to dispose of any PDM assets at our Provo, Utah fabrication facility. On November 12, 2003, oral arguments were held before the Commission, which will issue its decision in due course. Until the FTC order becomes final, we expect the impact on our earnings will be minimal. However, the remedies contained in the order, if implemented, could have an adverse effect on us, including an expense relating to a potential write-down of the net book value of the divested assets. If additional remedies sought by the FTC Staff are also implemented by the full Commission, there may be additional adverse financial effects on us.

We Cannot Predict the Outcome of the Current Investigation by the Antitrust Division of the U.S. Department of Justice in Philadelphia.

      We were served with a subpoena for documents on July 23, 2003 by the Philadelphia office of the U.S. Department of Justice, Antitrust Division. The subpoena seeks documents that are in part related to matters that were the subject of testimony in the FTC administrative law trial, as well as documents relating to our Water Division. We are cooperating fully with the investigation. We cannot assure you that proceedings will not result from this investigation.

We Are and Will Continue to Be Involved in Litigation That Could Negatively Impact Our Earnings and Financial Condition.

      We have been and may from time to time be named as a defendant in legal actions claiming damages in connection with engineering and construction projects and other matters. These are typically claims that arise in the normal course of business, including employment-related claims and contractual disputes or claims for personal injury (including asbestos-related lawsuits) or property damage which occur in connection with services performed relating to project or construction sites. Contractual disputes normally involve claims relating to the performance of equipment design or other engineering services or project construction services provided by our subsidiaries. Management does not currently believe that pending contractual, personal injury or property damage claims will have a material adverse effect on our earnings or liquidity; however, such claims could have such an effect in the future. We may incur liabilities that may not be covered by insurance policies, or, if covered, the dollar amount of such liabilities may exceed our policy limits or fall below applicable deductibles. A partially or completely uninsured claim, if successful and of significant magnitude, could cause us to suffer a significant loss and reduce cash available for our operations.

We May Not Be Able to Fully Realize the Revenue Value Reported in Our Backlog.

      We have a backlog of work to be completed on contracts. Backlog develops as a result of new business taken, which represents the revenue value of new project commitments received by us during a given period. Backlog consists of projects which have either (i) not yet been started or (ii) are in progress and are not yet complete. In the latter case, the revenue value reported in backlog is the remaining value associated with work that has not yet been completed. From time to time, projects are cancelled that appeared to have a high certainty of going forward at the time they were recorded as new business taken. In the event of a project cancellation, we may be reimbursed for certain costs but typically have no contractual right to the total revenues reflected in our backlog. In addition to being unable to recover certain direct costs, cancelled projects may also result in additional unrecoverable costs due to the resulting under-utilization of our assets.

Political and Economic Conditions, Including War or Conflict, in Foreign Countries in Which We Operate Could Adversely Affect Us.

      A significant number of our projects are performed outside the United States, including in developing countries with political and legal systems that are significantly different from those found in the United States. We expect non-U.S. sales and operations to continue to contribute materially to our earnings for the foreseeable future. Non-U.S. contracts and operations expose us to risks inherent in doing business outside the United States, including:

•	unstable economic conditions in the non-U.S. countries in which we make capital investments, operate and sell products and services;

•	the lack of well-developed legal systems in some countries in which we operate, which could make it difficult for us to enforce our contracts;

•	expropriation of property;

•	restriction on the right to convert or repatriate currency; and

•	political upheaval and international hostilities, including risks of loss due to civil strife, acts of war, guerrilla activities, insurrections and acts of terrorism.

      Political instability risks may arise from time to time on a country-by-country (not geographic segment) basis where we happen to have a large active project. Having reduced our current activity in Venezuela to a low level and having no current projects in Iraq, we do not believe we have any material risks at the present time attributable to political instability.

We Are Exposed to Possible Losses from Foreign Exchange Risks.

      We are exposed to market risk from changes in foreign currency exchange rates. Our exposure to changes in foreign currency exchange rates arises from receivables, payables and firm commitments from international transactions, as well as intercompany loans used to finance non-U.S. subsidiaries. We may incur losses from foreign currency exchange rate fluctuations if we are unable to convert foreign currency in a timely fashion. We seek to minimize the risks from these foreign currency exchange rate fluctuations through a combination of contracting methodology and, when deemed appropriate, use of foreign currency forward contracts. Regional differences have little bearing on how we view or handle our currency exposure, as we approach all these activities in the same manner. We do not use financial instruments for trading or speculative purposes.

We Have a Risk That Our Goodwill May Be Impaired and Result in a Charge to Income.

      We have accounted for our acquisitions using the “purchase” method of accounting. Under the purchase method we recorded, at fair value, assets acquired and liabilities assumed and we recorded as goodwill the difference between the cost of acquisitions and the sum of the fair value of tangible and identifiable assets acquired, less liabilities assumed. At December 31, 2003, our goodwill balance was $219.0 million, attributable to the excess of the purchase price over the fair value of assets acquired relative to acquisitions within our North America segment and our Europe, Africa, Middle East segment. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” our recorded goodwill balance is not amortized but instead is subject to an impairment review on at least an annual basis. Since our adoption of SFAS No. 142 during the first quarter of 2002, we have had no indicators of impairment. In the future, if our goodwill or other intangible assets were determined to be impaired, the impairment would result in a charge to income from operations in the year of the impairment with a resulting decrease in our recorded net worth.

If We Are Unable to Retain Key Personnel, Our Business Could Be Adversely Affected.

      Our business is dependent, to a large degree, upon the continued service of key members of our management. Our future success will also depend on our ability to attract, retain and motivate highly skilled personnel in various areas, including engineering, project management and senior management. If we do not succeed in retaining and motivating our current employees and attracting new high quality employees, our business could be adversely affected.

Uncertainty in Enforcing United States Judgments Against Netherlands Corporations, Directors and Others Could Create Difficulties for Holders of Our Securities.

      We are a Netherlands company and a significant portion of our assets are located outside the United States. In addition, certain members of our management and supervisory boards may be residents of countries other than the United States. As a result, effecting service of process on each person may be difficult, and judgments of United States courts, including judgments against us or members of our management or supervisory boards predicated on the civil liability provisions of the federal or state securities laws of the United States, may be difficult to enforce.

There Are Risks Related to Our Previous Use of Arthur Andersen LLP as Our Independent Public Accountant.

      In June 2002, Arthur Andersen LLP, our former independent public accountant, was convicted of federal obstruction of justice charges arising from the Federal government’s investigation of Enron Corp. and subsequently has ceased practicing before the Securities and Exchange Commission (“SEC”). Although we replaced Arthur Andersen with Deloitte & Touche LLP effective May 10, 2002 as our principal independent public accountant, we have not engaged Deloitte & Touche to re-audit our consolidated financial statements for the fiscal year ended December 31, 2001.

      In light of the cessation of Arthur Andersen’s practice, we were unable to obtain a consent from Arthur Andersen to include its audit report in this prospectus with respect to the 2001 financial statements that were audited by Arthur Andersen. As a result, we filed this registration statement, of which this prospectus is a part, and we will fie any amendment to such registration statement, in reliance on Rule 437(a) under the Securities Act of 1933 which relieves an issuer from the obligation to obtain the consent of Arthur Andersen in certain cases. Because Arthur Andersen has not consented to the inclusion of their report in this prospectus, you may be unable to seek remedies against Arthur Andersen under applicable securities laws for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omission of a material fact required to be stated in those financial statements. Also, it is unlikely that any assets would be available from Arthur Andersen to satisfy any claims.

Risk Factors Associated with Our Common Stock

Certain Provisions of Our Articles of Association and Netherlands Law May Have Possible Anti-Takeover Effects.

      Our Articles of Association and the applicable law of The Netherlands contain provisions that may be deemed to have anti-takeover effects. See “Description of Capital Stock.” Among other things, these provisions provide for a staggered board of Supervisory Directors, a binding nomination process and supermajority voting requirements in the case of shareholder approval for certain significant transactions. Such provisions may delay, defer or prevent a takeover attempt that a shareholder might consider in the best interests of our shareholders. In addition, certain United States tax laws, including those relating to possible classification as a “controlled foreign corporation” described below, may discourage third parties from accumulating significant blocks of our common shares.

Existing Shareholders May Sell Their Shares, Which Could Depress the Market Price of Our Common Stock.

      Our executive officers and directors own approximately 1,400,000 of our common shares that are immediately eligible to be sold into the public market pursuant to Rule 144 (and in the case of Mr. Gerald M. Glenn, our Chairman, President and Chief Executive Officer, and WEDGE Engineering B.V., a current shareholder, pursuant to a registration right) under the Securities Act of 1933. If these shareholders sell a large number of these shares, the market price of our common stock could decline.

We Have a Risk of Being Classified as a Controlled Foreign Corporation and Certain Shareholders Who Do Not Beneficially Own Shares May Lose the Benefit of Withholding Tax Reduction or Exemption Under Dutch Legislation.

      As a company incorporated in The Netherlands, we would be classified as a “controlled foreign corporation” for United States federal income tax purposes if any United States person acquires 10% or more of our common shares (including ownership through the attribution rules of Section 958 of the Internal Revenue Code of 1986, as amended (the “Code”), each such person, a “U.S. 10% Shareholder”) and the sum of the percentage ownership by all U.S. 10% Shareholders exceeds 50% (by voting power or value) of our common shares. We do not believe we are a “controlled foreign corporation.” However, we may be determined to be a controlled foreign corporation in the future. In the event that such a determination were made, all U.S. 10% Shareholders would be subject to taxation under Subpart F of the Code. The ultimate consequences of this determination are fact-specific to each U.S. 10% Shareholder, but could include possible taxation of such U.S. 10% Shareholder on a pro rata portion of our income, even in the absence of any distribution of such income.

      Under the double taxation convention in effect between The Netherlands and the United States (the “Treaty”), dividends paid by CB&I N.V. to a resident of the United States (other than an exempt organization or exempt pension organization) are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, or in the case of certain U.S. corporate shareholders owning at least 10% of the voting power of CB&I N.V., 5%, unless the common shares held by such resident are attributable to a business or part of a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands. Dividends received by exempt pension organizations and exempt organizations, as defined in the Treaty, are completely exempt from the withholding tax. A holder of common shares other than an individual will not be eligible for the benefits of the Treaty if such holder of common shares does not satisfy one or more of the tests set forth in the limitation on benefits provisions of Article 26 of the Treaty. According to an anti-dividend stripping provision, no exemption from, reduction of, or refund of, Netherlands withholding tax will be granted if the ultimate recipient of a dividend paid by CB&I N.V. is not considered to be the beneficial owner of such dividend.

If We Need to Sell or Issue Additional Common Shares to Finance Future Acquisitions, Your Share Ownership Could Be Diluted.

      Part of our business strategy is to expand into new markets and enhance our position in existing markets throughout the world through acquisition of complementary businesses. In order to successfully complete targeted acquisitions or fund our other activities, we may issue additional equity securities that could dilute our earnings per share and your share ownership.

FORWARD-LOOKING STATEMENTS

      This prospectus, any prospectus supplement and the documents incorporated herein and therein by reference contain forward-looking statements. You should read carefully any statements containing the words “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar expressions or the negative of any of these terms.

      Forward-looking statements involve known and unknown risks and uncertainties. In addition to the material risks listed under “Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by any forward-looking statements, the following factors could also cause our results to differ from such statements:

•	our ability to realize cost savings from our expected execution performance of contracts;

•	the uncertain timing and the funding of new contract awards, and project cancellations and operations risks;

•	the expected growth in our primary end markets does not occur;

•	cost overruns on fixed price contracts, and risks associated with percentage of completion accounting;

•	changes in the costs of or delivery schedule for components and materials;

•	increased competition;

•	lack of necessary liquidity to finance expenditures prior to the receipt of payment for the performance of contracts and to provide bid and performance bonds and letters of credit securing our obligations under our bids and contracts;

•	risks inherent in our acquisition strategy and our ability to obtain financing for proposed acquisitions;

•	adverse outcomes of pending claims or litigation or the possibility of new claims or litigation;

•	proposed revisions to U.S. tax laws that seek to increase income taxes payable by certain international companies;

•	a downturn in the economy in general; and

•	disruptions caused by war in the Middle East or terrorist attacks in the United States or other countries in which we operate.

      Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future performance or results. We are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should consider these risks when reading any forward-looking statements.

THE PLAN

      The CB&I Dividend Reinvestment and Stock Purchase Plan was adopted by the Management Board and approved by our Board of Supervisory Directors on December 12, 2003 (the “Plan”). The following questions and answers explain and constitute our Plan as in effect beginning                     , 2004. Shareholders who do not participate in our Plan will receive dividends, as declared, and paid in the usual manner.

      Some of the capitalized terms used below are defined in “The Glossary” at the end of this prospectus.

Purposes

1.	What Are the Purposes of the Plan?

      The Plan provides eligible holders of shares of Common Stock, nominal value Euro 0.01 per share, of the Company (the “Common Stock”) with a simple and convenient method of increasing their investment in the Company by investing cash dividends, after payment of Dutch withholding taxes, if any (“cash dividends” and “dividends” hereinafter refer to cash dividends after any applicable Dutch withholding taxes) and optional cash payments in additional shares of Common Stock.

      The Plan provides us with an economical and flexible mechanism to raise equity capital. To the extent Common Stock is acquired directly from us under the Plan, we will receive proceeds that we will use for our general corporate purposes. We will not receive any proceeds from shares of Common Stock that the Plan Administrator may purchase, at our direction, in the open market or in negotiated transactions with third parties in order to supply shares issued to participants under the Plan.

Options Available to Participants

2.	What Options Are Available to Enrolled Participants?

      Eligible holders of Common Stock who wish to participate in the Plan (each a “Participant‘’) may elect to have cash dividends paid on all or a portion of their shares of Common Stock automatically reinvested in additional shares of Common Stock. Subject to the availability of shares of Common Stock registered for issuance under the Plan, there is no minimum or maximum limitation on the amount of dividends a Participant may reinvest under the dividend reinvestment feature of the Plan.

      Each month Participants may also elect to invest optional cash payments in additional shares of Common Stock, subject to a minimum per month purchase amount of $100 and a maximum per month purchase limit of $5,000, subject to waiver. Participants may make optional cash payments in any month even if dividends on their shares of Common Stock are not being reinvested and whether or not a dividend has been declared.

Advantages and Disadvantages

3.	What Are the Advantages and Disadvantages of the Plan?

      Advantages:

(a) The Plan provides Participants with the opportunity to reinvest cash dividends paid on all or a portion of their shares of Common Stock in additional shares of Common Stock.

(b) The Plan provides Participants with the opportunity to make monthly investments of optional cash payments, subject to minimum and maximum amounts, for the purchase of additional shares of Common Stock.

(c) Shares may be offered from time to time at a Discount from the Market Price ranging from 0% up to 5%. The Discount may vary among different categories of purchasers.

(d) Subject to the availability of shares of Common Stock registered for issuance under the Plan, all cash dividends paid on Participants’ shares can be fully invested in additional shares of Common Stock because the Plan permits fractional shares to be credited to Plan accounts. Dividends on whole shares, will also be reinvested in additional shares that will be credited to Plan accounts.

(e) The Plan Administrator, at no charge to Participants, provides for the safekeeping of share certificates (aandeelbewijzen) for shares credited to each Plan account.

(f) Periodic statements reflecting all current activity, including share purchases and latest Plan account balance, simplify Participants’ record keeping.

      Disadvantages:

(a) No interest will be paid by the Company or the Plan Administrator on dividends or optional cash payments held pending reinvestment or investment. In addition, optional cash payments in excess of $5,000 are subject to return to the Participant without interest if the Threshold Price, if any, is not met for any Trading Day during the related Pricing Period.

(b) The actual number of shares to be issued to a Participant’s Plan account will not be determined until after the end of the relevant Pricing Period. Therefore, during the Pricing Period, Participants will not know the actual number of shares they have purchased.

(c) Even if a Discount from the Market Price is in effect during the Pricing Period, the Market Price, as so discounted, may exceed the price at which shares of the Common Stock are trading on the Investment Date when the shares are issued or thereafter.

(d) Because optional cash payments must be received by the Plan Administrator prior to the related Pricing Period, such payments may be exposed to changes in market conditions for a longer period of time than in the case of typical secondary market transactions. In addition, optional cash payments, once received by the Plan Administrator, will not be returned to Participants unless a written request is directed to the Plan Administrator at least five business days prior to the record date for the Investment Date with respect to which optional cash payments have been delivered by such Participant.

(e) Resales of shares of Common Stock credited to a Participant’s account under the Plan will involve a nominal fee per transaction paid to the Plan Administrator (if such resale is made by the Plan Administrator at the request of a Participant), a brokerage commission and any applicable stock transfer taxes on the resales.

(f) You will pay brokerage commissions and fees on the purchase and sale of our Common Stock held in your plan account. You will be charged for your pro rata share of brokerage commissions on the purchase of shares of our Common Stock that are acquired in the open market or in privately negotiated transactions with third parties for your plan account should we elect not to issue such shares directly.

Administration

4.	Who Administers the Plan?

      The Company has retained The Bank of New York, as plan administrator (the “Plan Administrator”), to administer the Plan, keep records, send statements of account activity to each Participant and perform other duties relating to the Plan. Shares purchased under the Plan and held by the Plan Administrator will be registered in the Plan Administrator’s name or the name of its nominee for the benefit of the Participants. If the Plan Administrator resigns or otherwise ceases to act as plan administrator, the Company will appoint a new plan administrator to administer the Plan.

      The Bank of New York also acts as dividend disbursing agent, transfer agent and registrar for the Common Stock.

Participation

      For purposes of this section, responses will generally be based upon the method by which the shareholder holds his or her shares of Common Stock. Generally, shareholders are either Record Owners or Beneficial Owners. A “Record Owner” is a shareholder who owns shares of Common Stock in his or her own name. A “Beneficial Owner” is a shareholder who beneficially owns shares of Common Stock that are registered in a name other than his or her own name (for example, the shares are held in the name of a broker, bank or other nominee). A Record Owner may participate directly in the Plan, whereas a Beneficial Owner will have to either become a Record Owner by having one or more shares transferred into his or her own name or coordinate his or her participation in the Plan through the broker, bank or other nominee in whose name the Beneficial Owner’s shares are held. If a Beneficial Owner who desires to become a Participant encounters any difficulties in coordinating his or her participation in the Plan with his or her broker, bank or other nominee, he or she should call the Company’s Investor Relations department.

5.	Who Is Eligible to Participate?

      All Record Owners or Beneficial Owners of at least one share of Common Stock are eligible to participate in the Plan. A Record Owner may participate directly in the Plan. A Beneficial Owner must either become a Record Owner by having one or more shares transferred into his or her own name or arrange with the broker, bank or other nominee who is the record holder to participate on his or her behalf.

      The right to participate in the Plan is not transferable to another person apart from a transfer of a Participant’s underlying shares of Common Stock. Shareholders who reside in jurisdictions in which it is unlawful for the Company to permit their participation are not eligible to participate in the Plan.

6.	How Does an Eligible Shareholder Participate?

      Record Owners may join the Plan by completing and signing an authorization form in respect of the Plan prepared by the Plan Administrator (the “Authorization Form”) and returning it to the Plan Administrator. Authorization Forms may be obtained at any time by written request to The Bank of New York, Investor Relations, P.O. Box 11258, Church Street Station, New York, New York 10286-1258, or by telephoning the Plan Administrator at (800) 524-4458. You can visit the Plan Administrator’s website at www.stockbny.com to obtain a plan brochure.

      Beneficial Owners who wish to join the Plan must instruct their brokers, banks or other nominees to complete and sign the Authorization Form and return it to the Plan Administrator. The broker, bank or other nominee will forward the completed Authorization Form to its securities depository, and the securities depository will provide the Plan Administrator with the information necessary to allow the Beneficial Owner to participate in the Plan.

      If a Record Owner or the broker, bank or other nominee for a Beneficial Owner returns a properly executed Authorization Form without electing an investment option, such Authorization Form will be deemed to indicate the intention of such Record Owner or Beneficial Owner, as the case may be, to apply all cash dividends and optional cash payments, if any are made, toward the purchase of additional shares of Common Stock.

7.	What Does the Authorization Form Provide?

      The Authorization Form appoints the Plan Administrator as agent for the Participant and directs the Company to pay to the Plan Administrator each Participant’s cash dividends on all or a specified number of shares of Common Stock owned by the Participant (“Participating Shares”), as well as on all whole and fractional shares of Common Stock credited to a Participant’s Plan account (“Plan Shares”). The Authorization Form directs the Plan Administrator to purchase on the Investment Date (or, in the case of open market purchases, commencing on the Investment Date) additional shares of Common Stock with such dividends and optional cash payments, if any, made by the Participant. The Authorization Form also directs the Plan Administrator to reinvest automatically all subsequent dividends on Plan Shares. Dividends will continue to be reinvested on the number of Participating Shares and on all Plan Shares until the Participant specifies otherwise by contacting the Plan Administrator, withdraws from the Plan or the Plan is terminated.

      The Authorization Form provides for the purchase of additional shares of Common Stock through the following investment options:

(1) If “Full Dividend Reinvestment” is elected, the Plan Administrator will apply all cash dividends on all shares of Common Stock then or subsequently registered in the Participant’s name, and all cash dividends on all Plan Shares, together with any optional cash payments, toward the purchase of additional shares of Common Stock.

(2) If “Partial Dividend Reinvestment” is elected, the Plan Administrator will apply all cash dividends on only the number of Participating Shares registered in the Participant’s name and specified on the Authorization Form and all cash dividends on all Plan Shares, together with any optional cash payments, toward the purchase of additional shares of Common Stock.

(3) If “Optional Cash Payments Only” is elected, the Participant will continue to receive cash dividends on shares of Common Stock registered in that Participant’s name in the usual manner. However, the Plan Administrator will apply any optional cash payments received from the Participant, together with all cash dividends on all Plan Shares, toward the purchase of additional shares of Common Stock.

      Each Participant may select any one of these three options. In each case, dividends will be reinvested on all Participating Shares and on all Plan Shares held in the Plan account, including dividends on shares of Common Stock purchased with any optional cash payments, until a Participant specifies otherwise by contacting the Plan Administrator, withdraws from the Plan altogether or until the Plan is terminated. If a Participant would prefer to receive cash payments of dividends paid on Plan Shares rather than reinvest such dividends, those shares must be withdrawn from the Plan by written notification to the Plan Administrator.

      IF YOU RETURN AN AUTHORIZATION FORM BUT MAKE NO SELECTION, YOU WILL BE ENROLLED AS HAVING SELECTED FULL DIVIDEND REINVESTMENT. Participants may change their investment options at any time by requesting a new Authorization Form and returning it to the Plan Administrator.

8.	What Does the B&N Form Provide?

      The B&N Form provides the only means by which a broker, bank or other nominee holding shares of a Beneficial Owner in the name of a major securities depository may invest optional cash payments on behalf of such Beneficial Owner. A B&N Form must be delivered to the Plan Administrator each time that such broker, bank or other nominee transmits optional cash payments on behalf of a Beneficial Owner. B&N Forms will be furnished at any time upon request to the Plan Administrator.

      Prior to submitting the B&N Form, the broker, bank or other nominee for a Beneficial Owner must submit a completed Authorization Form on behalf of the Beneficial Owner.

      The B&N Form and appropriate instructions must be received by the Plan Administrator not later than the applicable Record Date or the optional cash payment will not be invested until the following Investment Date.

9.	Is Partial Participation Possible Under the Plan?

      Yes. Record Owners or the broker, bank or other nominee for Beneficial Owners may designate on the Authorization Form a number of shares for which dividends are to be reinvested. Dividends will thereafter be reinvested only on the number of shares specified (and/or the Plan shares), and the Record Owner or Beneficial Owner, as the case may be, will continue to receive cash dividends on the remainder of the shares.

10.	When May an Eligible Shareholder Join the Plan?

      A Record Owner or a Beneficial Owner may join the Plan at any time. Once in the Plan, a Participant remains in the Plan until he or she withdraws from the Plan, the Company terminates his or her participation in the Plan or the Company terminates the Plan.

Purchases and Prices of Shares

11.	When Will Dividends Be Reinvested and/or Optional Cash Payments Be Invested?

      Purchases of shares of Common Stock will be made on the Investment Date in each month or, in the case of open market purchases, as soon thereafter as determined by the Plan Administrator.

      When open market purchases are made by the Plan Administrator, such purchases may be made on any securities exchange where the shares are traded, in the over-the-counter market or by negotiated transactions, and may be subject to such terms with respect to price, delivery and other matters as agreed to by the Plan Administrator. Neither the Company nor any Participant shall have any authorization or power to direct the time or price at which shares will be purchased or the selection of the broker or dealer through or from whom purchases are to be made by the Plan Administrator. However, when open market purchases are made by the Plan Administrator, the Plan Administrator shall use its best efforts to purchase the shares at the lowest possible price.

      If the Authorization Form is received prior to the Record Date for a dividend payment, the election to reinvest dividends will begin with that dividend payment. If the Authorization Form is received on or after any such Record Date, reinvestment of dividends will begin on the dividend payment date following the next Record Date if the Participant is still a shareholder of record. Record Dates for payment of dividends normally precede payment dates by approximately ten days.

      Shares will be allocated and credited to Participants’ accounts as soon as practicable following the completion of purchases for each Investment Date.

      NO INTEREST WILL BE PAID ON CASH DIVIDENDS OR OPTIONAL CASH PAYMENTS PENDING INVESTMENT OR REINVESTMENT UNDER THE TERMS OF THE PLAN.

12.	What Will Be the Price to Participants of Shares Purchased Under the Plan?

      The price per share of Common Stock acquired directly from the Company with reinvested dividends and optional cash payments that do not exceed $5,000 will be the average of the high and low sales prices, computed to four decimal places, of the Common Stock reported as New York Stock Exchange Composite Transactions for the Trading Day immediately preceding the relevant Investment Date less any

Discount that may be established by the Company in its sole discretion. A “Trading Day” means a day on which trades in the Common Stock are reported on the NYSE. The period encompassing the Trading Day that relates to an Investment Date constitutes the relevant “Pricing Period.”

      The price per share of Common Stock acquired through open market purchases with reinvested dividends and optional cash payments that do not exceed $5,000 will be the weighted average of the actual prices paid, computed to four decimal places, for all the Common Stock purchased by the Plan Administrator less any Discount that may be established by the Company in its sole discretion. For open market purchases, the price per share will include brokerage commission charges.

      Each month, at least three business days prior to the applicable Record Date, the Company in its sole discretion may establish a Discount for each of the three categories of Participants listed below from the Market Price (as defined below) that otherwise would be applicable. Each such Discount will range from 0% to 5% of the Market Price as otherwise determined under the Plan and may vary each month. A Discount may be established in the Company’s sole discretion after a review of current market conditions, the level of participation in the Plan, and current and projected capital needs.

      A Discount may apply from time to time, in the Company’s sole discretion, to any one or more of the following categories of Participants electing the following options: (a) those who reinvest dividends, (b) those who make optional cash payments in the $100 to $5,000 range, and (c) those who make optional cash payments in excess of $5,000 pursuant to a Request for Waiver. If established, the Discount will apply uniformly during each month for all Participants within any category, but it may vary from 0% to 5% among categories.

      Participants may ascertain the Discount applicable to the next Pricing Period by contacting the Company’s Investor Relations department. Setting a Discount for a particular month will not affect the setting of a Discount for any subsequent month.

      All references in the Plan to the “Market Price” for both dividend reinvestment and optional cash payments that will be invested in Common Stock acquired directly from the Company shall mean the average of the daily high and low sales prices, computed to four decimal places, of the Common Stock as reported on the NYSE during the related Pricing Period (as defined above). With respect to both dividend reinvestment and optional cash payments which will be reinvested in Common Stock purchased in the open market, “Market Price” shall mean the weighted average of the actual prices paid, computed to four decimal places, for all of the Common Stock purchased by the Plan Administrator as soon after the related Investment Date as the Plan Administrator determines.

13.	What Are the Record Dates and Investment Dates for Dividend Reinvestment?

      For the reinvestment of dividends, the “Record Date‘’ is the record date established by the Supervisory Board for such dividends. Likewise, the dividend payment date established by the Supervisory Board constitutes the “Investment Date” applicable to the reinvestment of such dividends with respect to Common Stock acquired directly from the Company, except that if any such date is not a business day, the first business day immediately following such date shall be the Investment Date. Dividends will be reinvested on the Investment Date or, in the case of open market purchases, commencing on the Investment Date.

      There can be no assurance as to the declaration or payment of dividends, and nothing contained in the Plan obligates the Company to declare or pay any dividends. The Plan does not represent a change in the Company’s dividend policy or a guarantee of future dividends, which will continue to be determined by the Supervisory Board based upon the Company’s earnings, financial condition and other factors.

14.	How Will the Number of Shares Purchased for a Participant Be Determined?

      A Participant’s account in the Plan will be credited with the number of shares, including fractions computed to four decimal places, equal to the total amount to be invested on behalf of such Participant divided by the purchase price per share, as applicable. The total amount to be invested will depend on the amount of any dividends paid on the number of Participating Shares and Plan Shares in such Participant’s Plan account and available for investment on the related Investment Date less the appropriate service charge amount and the amount of any optional cash payments made by such Participant and available for investment on the related Investment Date less the appropriate service charge amount. Subject to the availability of shares of Common Stock registered for issuance under the Plan, there is no total maximum number of shares available for purchase/acquisition pursuant to the reinvestment of dividends.

      The Participant will bear all transaction costs; in the case of open market purchases, the price per share will include brokerage commission charges.

15.	What Is the Source of Common Stock Purchased Under the Plan?

      Plan Shares will be purchased either directly from the Company, in which event such shares will be either newly issued shares or shares held by the Company, or on the open market, subject to prior approval by the Supervisory Board, or by a combination of the foregoing, at the option of the Company, after a review of current market conditions and the Company’s current and projected capital needs. The Company will determine the source of the Common Stock to be purchased under the Plan at least three business days prior to the relevant Record Date and will notify the Plan Administrator of the same. Neither the Company nor the Plan Administrator shall be required to provide any written notice to Participants as to the source of the Common Stock to be purchased under the Plan, but current information regarding the source of the Common Stock may be obtained by contacting the Company’s Investor Relations department.

16.	How Does the Optional Cash Payment Feature of the Plan Work?

      All Record Holders who have timely submitted signed Authorization Forms indicating their intention to participate in this feature of the Plan, and all Beneficial Owners whose brokers, banks or other nominees have timely submitted signed Authorization Forms indicating their intention to participate in this feature of the Plan (except for Beneficial Owners whose brokers, banks or other nominees hold the shares of the Beneficial Owners in the name of a major securities depository), are eligible to make optional cash payments during any month, whether or not a dividend is declared. If a broker, bank or other nominee holds shares of a Beneficial Owner in the name of a major securities depository, optional cash payments must be made through the use of the B&N Form. Optional cash payments must be accompanied by an Authorization Form and, if applicable, a B&N Form. Each month the Plan Administrator will apply any optional cash payment received from a Participant no later than one business day prior to the commencement of that month’s Pricing Period to the purchase of additional shares of Common Stock for the account of the Participant on the following Investment Date or, in the case of open market purchases, as soon thereafter as determined by the Plan Administrator.

      Optional cash payments may not be withdrawn except as provided in the Plan.

      Participants in the Plan are not obligated to participate in the optional cash payment feature of the Plan at any time. Optional cash payments need not be made each month and need not be in the same amount from month to month.

17.	What Limitations Apply to Optional Cash Payments?

      Each optional cash payment is subject to a minimum per month purchase limit of $100 and, unless such limit is waived by the Company, a maximum per month purchase limit of $5,000. For purposes of these limitations, the Company reserves the right to aggregate all Plan accounts under the common control or management of a Participant. Generally, optional cash payments of less than $100 and that portion of any optional cash payment that exceeds the maximum monthly purchase limit of $5,000, unless this limit has been waived by the Company, will be returned to Participants without interest at the end of the relevant Pricing Period.

      Participants may make optional cash payments of not less than $100 up to $5,000 each month without the prior approval of the Company. Optional cash payments in excess of $5,000 may be made by a Participant only upon acceptance by the Company of a completed Request for Waiver form from such Participant. There is no pre-established maximum limit applicable to optional cash payments that may be made pursuant to accepted Requests for Waiver. A Request for Waiver form must be received and accepted by the Company each month no later than the Record Date for the applicable Investment Date. Request for Waiver forms will be furnished at any time upon request to the Company’s Investor Relations department. Participants interested in obtaining further information about a Request for Waiver should contact the Company’s Investor Relations department.

      The Company expects to grant Requests for Waiver to financial intermediaries, including brokers and dealers, and other Participants in the future. Grants of Requests for Waiver will be made in the sole and absolute discretion of the Company based on a variety of factors which may include: the Company’s current and projected capital needs, the alternatives available to the Company to meet those needs, prevailing market prices for the Common Stock and other Company securities, general economic and market conditions, expected aberrations in the price or trading volume of the Common Stock, the potential disruption of the price of the Common Stock by a financial intermediary, the number of shares of Common Stock held by the Participant submitting the Request for Waiver, the past actions of a Participant under the Plan, the aggregate amount of optional cash payments for which such Requests for Waiver have been submitted and the administrative constraints associated with granting such Requests for Waiver. If such requests are submitted for any Investment Date for an aggregate amount in excess of the amount the Company is then willing to accept, the Company may honor such requests in order of receipt, pro rata or by other method that the Company determines to be appropriate.

      Unless it waives its right to do so, the Company may establish for any Pricing Period a minimum price (the “Threshold Price”) applicable only to the investment of optional cash payments that exceed $5,000 and that are made pursuant to Requests for Waiver, in order to provide the Company with the ability to set a minimum price at which Common Stock will be sold under the Plan each month pursuant to such requests. A Threshold Price will only be established when shares of Common Stock will be purchased directly from the Company on the applicable Investment Date. The Company will, at least three business days prior to each Record Date , determine whether to establish a Threshold Price and, if a Threshold Price is established, its amount and so notify the Plan Administrator. The determination as to whether to establish a Threshold Price and, if a Threshold Price is established, its amount will be made by the Company at its sole and absolute discretion after a review of current market conditions, the level of participation in the Plan and the Company’s current and projected capital needs. Neither the Company nor the Plan Administrator shall be required to provide any written notice to Participants as to whether a Threshold Price has been established for any Pricing Period, but current information regarding the Threshold Price may be obtained by contacting the Company’s Investor Relations department. If the price of the Common Stock on the NYSE for the relevant Pricing Period does not equal or exceed the Threshold Price, then each optional payment made by a Participant pursuant to a Request for Waiver will be returned to such Participant, without interest, as soon as practicable after the applicable Investment Date. This return procedure will only apply when shares are purchased directly from the Company for optional cash payments made pursuant to Requests for Waiver and the Company has set a Threshold Price with respect to the relevant Pricing Period.

      Setting a Threshold Price for a Pricing Period shall not affect the setting of a Threshold Price for any subsequent Pricing Period. The Threshold Price concept and return procedure discussed above apply only to optional cash payments made pursuant to Requests for Waiver and apply to the full amount of the optional cash payment, not just the amount in excess of $5,000.

      For any Investment Date, the Company may waive its right to set a Threshold Price for optional cash payments made pursuant to Requests for Waiver. Participants may ascertain whether the Threshold Price applicable to a given Pricing Period has been set or waived, as applicable, by contacting the Company’s Investor Relations department.

      The Company in its sole discretion may establish a Discount for optional cash payments made pursuant to Requests for Waiver between 0% and 5% of the Market Price which Discount may vary each month, but once established will apply uniformly to the full amount of each of the optional cash payments made pursuant to Requests for Waiver during that month (and not just the amount in excess of $5,000). The Discount will be established in the Company’s sole and absolute discretion after a review of current market conditions, the level of participation in the Plan and the Company’s current and projected capital needs. Neither the Company nor the Plan Administrator shall be required to provide any written notice to Participants as to any applicable Discount, but current information regarding any Discount applicable to the next Pricing Period may be obtained by contacting the Company’s Investor Relations department.

      The Threshold Price concept and return procedure discussed above apply only to optional cash payments made pursuant to Requests for Waiver when shares of Common Stock are to be purchased from the Company on the applicable Investment Date.

      For the purpose of the limitations discussed above, the Company may aggregate all reinvested dividends and optional cash payments for Participants with more than one account using the same Social Security or Taxpayer Identification Number. For Participants unable to supply a Social Security or Taxpayer Identification Number, their participation may be limited by the Company to only one Plan account.

      Also for the purpose of such limitations, all Plan accounts that the Company believes to be under common control or management or to have common ultimate beneficial ownership may be aggregated. Unless the Company has determined that reinvestment of dividends and investment of optional cash payments for each such account would be consistent with the purpose of the Plan, the Company will have the right to aggregate all such accounts and to return, without interest, within 30 days of receipt, any amounts in excess of the investment limitations applicable to a single account received in respect of all such accounts.

18. What Are the Record Dates and Investment Dates for Optional Cash Payments?

      Optional cash payments will be invested every month on the related Investment Date or, in the case of open market purchases, as soon thereafter as determined by the Plan Administrator. For optional cash payments made in a monthly period when there is a dividend record date, the “Record Date” and “Investment Date” are the same as those for dividend reinvestment. For optional cash payments made in a monthly period when there is not a dividend record date, the “Record Date” is two business days prior to the commencement of the related Pricing Period and the “Investment Date” is the last day of each month (unless such date is not a business day in which case it is the first business day immediately thereafter).

      Optional cash payments received by the Plan Administrator at least one business day prior to the commencement of a Pricing Period will be applied to the purchase of shares of Common Stock on the Investment Date or, in the case of open market purchases, as soon thereafter as determined by the Plan Administrator. No interest is paid by the Company or the Plan Administrator on optional cash payments held pending investment. Generally, optional cash payments received on or after the commencement of a Pricing Period will be returned to Participants without interest at the end of the Pricing Period; the optional cash payments may be resubmitted by a Participant prior to the commencement of the next or a later Pricing Period.

19.	When Must Optional Cash Payments Be Received by the Plan Administrator?

      Each month the Plan Administrator will apply any optional cash payment for which good funds are timely received to the purchase of shares of Common Stock for the account of the Participant on the next Investment Date. In order for funds to be invested on the next Investment Date, the Plan Administrator must have received good funds at least one business day immediately preceding the first Trading Day of the ensuing Pricing Period. Wire transfers will only be accepted for “waiver payments” after approval of the waiver has been granted by CB&I. Wire transfers may be used only if approved in advance by the Plan Administrator. Checks are accepted subject to timely collection as good funds and verification of compliance with the terms of the Plan. Checks or money orders should be made payable to The Bank of New York. Any checks not drawn on a United States bank or not payable in United States dollars will be returned to Participant, as will any third party checks. Checks returned for any reason will not be resubmitted for collection. There is a service charge for returned check items.

      In order for payments to be invested on the Investment Date, in addition to the receipt of good funds at least one business day prior to the commencement of a Pricing Period, the Plan Administrator must be in receipt of an Authorization Form (and, if applicable, a B&N Form) as of the same date.

20.	May Optional Cash Payments Be Returned?

      Upon written request to the Plan Administrator received at least five business days prior to the Record Date for the Investment Date with respect to which optional cash payments have been delivered to the Plan Administrator, such optional cash payments will be returned to the Participant as soon as practicable. Requests received less than five business days prior to such date will not be returned but instead will be invested on the next related Investment Date. Additionally, a portion of each optional cash payment will be returned by check, without interest, as soon as practicable after the Investment Date for each Trading Day of the Pricing Period that does not meet the Threshold Price, if any, applicable to optional cash payments made pursuant to Requests for Waiver. Also, each optional cash payment, to the extent that it does not either conform to the limitations described herein or clear within the time limits described herein, will be subject to return to the Participant as soon as practicable.

21.	Are There Any Expenses to Participants in Connection with Their Participation Under the Plan?

      Yes. Participants will incur brokerage commissions and service charges in connection with purchases made under the Plan. The Company will pay no costs of administration of the Plan. Participants who request that the Plan Administrator sell all or any portion of their shares must pay a nominal fee per transaction to the Plan Administrator, any related brokerage commissions and applicable stock transfer taxes. The Plan Administrator may effect open market purchases and sales of shares for the Plan through BNY Brokerage Inc, an affiliated broker-dealer, in which case BNY Brokerage Inc. will receive a commission for effecting such transactions.

Reports to Participant

22.	What Kind of Reports Will Be Sent to Participants in the Plan?

      Each Participant in the Plan will receive a statement of his or her account following each purchase of additional shares of Common Stock. These statements, which provide a record of account activity and indicate the cost of such Participant’s purchases under the Plan, should be retained for income tax purposes. In addition, Participants will receive copies of other communications sent to holders of the Common Stock, including the Company’s annual report to its shareholders, the notice of annual meeting and proxy statement in connection with its annual meeting of shareholders and Internal Revenue Service information for reporting dividends paid.

Dividends on Fractions

23.	Will Participants Be Credited with Dividends on Fractions of Shares?

      No.

Certificates for Common Shares

24.	Will Certificates Be Issued for Shares Purchased?

      No. Common Stock purchased for Participants will be held in the name of the Plan Administrator or its nominee. No certificates will be issued to Participants for shares in the Plan unless a Participant submits a written request to the Plan Administrator or until participation in the Plan is terminated. At any time, a Participant may request the Plan Administrator to send a certificate for some or all of the whole shares credited to a Participant’s account. This request should be mailed to the Plan Administrator. Any remaining whole shares and any fractions of shares will remain credited to the Plan account. Certificates for fractional shares will not be issued under any circumstances.

25.	In Whose Name Will Certificates Be Registered When Issued?

      Each Plan account is maintained in the name in which the related Participant’s certificates were registered at the time of enrollment in the Plan. Stock certificates for whole shares purchased under the Plan will be similarly registered when issued upon a Participant’s request. If a Participant is a Beneficial Owner, such request should be placed through such Participant’s banker, broker or other nominee. A Participant who wishes to pledge shares credited to such Participant’s Plan account must first withdraw such shares from the account.

Sales of Shares, Withdrawals and Termination

26.	When and How May a Participant Request that Shares be Sold?

      A Participant may request that any whole number of Plan Shares be sold by completing the information on the written statement received by the Participant from the Plan Administrator or by providing detailed written notice to the Plan Administrator. The sale of Plan Shares on behalf of Participants will happen as soon as practicable after receipt of a request for sale by the Plan Administrator and will be made in the open market at a then prevailing price on the date of sale. If a request is made by a Participant to sell his or her shares, no Participant shall have the authority to direct the date or sales price at which Plan Shares may be sold. The Participant will receive the proceeds of the sale, less related brokerage commissions, a nominal fee per transaction paid to the Plan Administrator and any applicable stock transfer taxes. The Company will have no control over sales of shares for Participants. If the request for sale is received by the Plan Administrator on or after the Record Date for purchases made through the reinvestment of dividends, the Plan Administrator will reinvest such dividend in Common Stock on behalf of the Participant. A request to sell all shares held in a Participant’s account will be treated as a withdrawal from the Plan.

27.	When May Participants Withdraw from the Plan?

      Participants may withdraw from the Plan with respect to all or a portion of the shares held in his or her account in the Plan at any time. If the request to withdraw is received prior to a dividend record date set by the Board of Directors for determining shareholders of record entitled to receive a dividend, the request is processed on the day following receipt of the request by the Plan Administrator.

      If the request to withdraw is received by the Plan Administrator on or after a dividend record date, but before payment date, the Plan Administrator, in its sole discretion, may either pay such dividend in cash or reinvest it in shares for the Participant’s account. The request for withdrawal will then be processed as promptly as possible following such dividend payment date. All dividends subsequent to such dividend payment date will be paid in cash unless a shareholder re-enrolls in the Plan, which may be done at any time.

      Any optional cash payments which have been sent to the Plan Administrator prior to a request for withdrawal will also be invested on the next Investment Date unless a Participant expressly requests return of that payment in the request for withdrawal, and the request for withdrawal is received by the Plan Administrator at least five business days prior to the Record Date for the Investment Date with respect to which optional cash payments have been delivered to the Plan Administrator.

28.	How Does a Participant Withdraw from the Plan?

      A Participant who wishes to withdraw from the Plan with respect to all or a portion of the shares held in his or her account in the Plan must notify the Plan Administrator in writing. Upon a Participant’s withdrawal from the Plan or termination of the Plan by the Company, certificates for the appropriate number of whole shares credited to his or her account under the Plan will be issued. A cash payment will be made for any fraction of a share.

      Upon withdrawal from the Plan, a Participant may also request in writing that the Plan Administrator sell all or part of the shares credited to his or her account in the Plan. The Plan Administrator will sell the shares as requested within ten business days after processing the request for withdrawal. The Participant will receive the proceeds of the sale, less a nominal fee per transaction paid to the Plan Administrator, related brokerage fees or commissions and any applicable stock transfer taxes, generally within five business days of the sale.

29.	Are There Any Automatic Termination Provisions?

      Participation in the Plan will be terminated if the Plan Administrator receives written notice of the death or adjudicated incompetency of a Participant, together with satisfactory supporting documentation of the appointment of a legal representative, at least five business days before the next Record Date for purchases made through the reinvestment of dividends or optional cash payments, as applicable. If written notice of death or adjudicated incompetency and such supporting documentation is received by the Plan Administrator less than five business days before the next Record Date for purchases made through the reinvestment of dividends or optional cash payments, as applicable, shares will be purchased for the Participant with the related cash dividend or optional cash payment and participation in the Plan will not terminate until after such dividend or payment has been reinvested. Thereafter, no additional purchase of shares will be made for the Participant’s account and the Participant’s shares and any cash dividends paid thereon will be forwarded to such Participant’s legal representative.

Other Information

30.	What Happens if a Participant Sells or Transfers All of the Shares Registered in the Participant’s Name?

      If a Participant disposes of all shares registered in his or her name and is not shown as a Record Owner on a dividend record date, the Participant may be terminated from the Plan as of such date and such termination treated as though a withdrawal notice had been received prior to the dividend record date.

31.	What Happens if the Company Declares a Dividend Payable in Shares or Declares a Stock Split or Has a Rights Offering?

      Any dividend payable in shares and any additional shares distributed by the Company in connection with a stock split in respect of shares credited to a Participant’s Plan account will be added to that account. Stock dividends or split shares which are attributable to shares registered in a Participant’s own name and not in his or her Plan account will be mailed directly to the Participant as in the case of shareholders not participating in the Plan. If the Participant has elected Partial Dividend Reinvestment, dividends will continue to be reinvested for the same number of shares previously designated by the Participant following any stock dividend or stock split.

      Participation in any rights offering will be based upon both shares of Common Stock registered in a Participant’s name and any whole Plan Shares credited to such Participant’s Plan account. The Plan Administrator may curtail or suspend transaction processing for a short period of time following the record date for a stock dividend, stock split or rights offering to permit the Plan Administrator to calculate the number of shares or the rights to be allocated to each account.

32.	How Will Shares Held by the Plan Administrator Be Voted at Meetings of Shareholders?

      If the Participant is a Record Owner, the Participant will receive a proxy card covering both directly held shares and shares held in the Plan. If the Participant is a Beneficial Owner, the Participant will receive a proxy covering shares held in the Plan through his or her broker, bank or other nominee.

      If a proxy is returned properly signed and marked for voting, all the shares covered by the proxy will be voted as marked. If a proxy is returned properly signed but no voting instructions are given, all of the Participant’s shares will be voted in accordance with recommendations of the Board of Directors of the Company, unless applicable laws require otherwise. If the proxy is not returned, or if it is returned unexecuted or improperly executed, shares registered in a Participant’s name may be voted only by the Participant in person. Fractional shares will not be voted.

33.	What Are the Responsibilities of the Company and the Plan Administrator Under the Plan?

      The Company and the Plan Administrator will not be liable in administering the Plan for any act done in good faith or required by applicable law or for any good faith omission to act including, without limitation, any claim of liability arising out of failure to terminate a Participant’s account upon his or her death, with respect to the prices at which shares are purchased or sold and/or the times when such purchases or sales are made or with respect to any fluctuation in the market value before or after purchase or sale of shares. Notwithstanding the foregoing, nothing contained in the Plan limits the Company’s liability with respect to alleged violations of federal securities laws.

      The Company and the Plan Administrator shall be entitled to rely on completed forms as proof of due authority to participate in the Plan, without further responsibility of investigation or inquiry.

      Each Participant should recognize that neither the Company nor the Plan Administrator can assure a profit or protect against a loss on shares purchased under the Plan. The establishment and maintenance of the Plan by the Company does not constitute an assurance with respect to either the value of Common Stock or whether the Company will continue to pay dividends on Common Stock or at what rate.

34.	May the Plan Be Changed or Discontinued?

      Yes. The Company may suspend, terminate, or amend the Plan at any time. Notice will be sent to Participants of any suspension or termination, or of any amendment that alters the Plan terms and conditions, as soon as practicable after such action by the Company.

      If the Company terminates or amends the Plan for the purpose of establishing a new dividend reinvestment plan applicable to the Common Stock, Participants will be enrolled automatically in the new plan, the Company will continue to apply cash dividends and/or optional cash payments in accordance with Participants’ Authorization Forms and shares credited to Participants’ Plan accounts will be credited automatically to the new plan, unless notice is received to the contrary.

      The Company reserves the right to terminate any shareholder’s participation in the Plan at any time for any reason. The Company also reserves the right to establish additional requirements with respect to participation in the Plan by brokers, banks and others acting in a representative capacity on behalf of Beneficial Owners.

      The Company may substitute another administrator or agent in place of the Plan Administrator at any time; Participants will be promptly informed of any such substitution.

      Any questions of interpretation arising under the Plan will be determined by the Company and any such determination will be final.

35.	What Are the US Federal Income Tax Consequences of Participation in the Plan?

      The following summarizes certain US federal income tax considerations to current shareholders who participate in the Plan. New investors and current shareholders should also consult the general discussion under the caption “Dutch Taxation for Non-resident Shareholders” contained in Amendment No. 4 to our Registration Statement on Form 8-A.

      The following summary is based upon an interpretation of current US federal tax law. It is important that you consult your own tax advisors to determine particular tax consequences, including state income tax (and non-income tax, such as stock transfer tax) consequences, which vary from state to state and which may result from participation in the Plan and the subsequent disposition of shares of common stock acquired pursuant to the Plan. Income tax consequences to participants residing outside the United States will vary from jurisdiction to jurisdiction.

      Participants in the Dividend Reinvestment program under the Plan will be treated for US federal income tax purposes as having received the cash dividend distributed by the Company (including any Dutch dividend withholding tax), on the dividend payment date. Participants in the Dividend Reinvestment program may also be treated as having received a dividend distribution in an amount equal to the excess, if any, of the trading price of the shares acquired on the Investment Date over the Market Price. Shares purchased by the Plan Administrator from the Company will have a tax basis equal to the price paid by the Plan Administrator plus any dividend on such purchase recognized by the Participant. Shares purchased by the Plan Administrator on the open market will have a tax basis equal to the Market Price plus the Plan Administrator’s brokerage commissions and fees and any dividend recognized to the Participant as a result of any Discount treated as a dividend distribution. The holding period for such shares will begin on the day following the Investment Date.

      For US federal income tax purposes, the fair market value of shares acquired under the Plan will likely be treated as equal to the closing price of shares on the related Investment Date. Such trading price on that specific date may vary from the Market Price determined under the Plan for such shares. If you are a participant in the Plan and you make optional cash purchases, you may be treated as having received a dividend distribution in an amount equal to the excess, if any, of the trading price of the shares acquired on the investment Date over the amount you paid. We expect to report the excess as a dividend.

      Shares acquired under the Stock Purchase program under the Plan will have a tax basis equal to the amount of the payment plus the dividend income, if any, recognized as a result. Your holding period for shares acquired pursuant to the Plan will begin on the day following the Investment Date.

      You will not realize any taxable income upon receipt of certificates for whole shares of common stock credited to your account, either upon your request for certain of those shares or upon your termination of participation in the Plan. You will recognize gain or loss upon the sale or exchange of shares acquired under the Plan. You will also recognize gain or loss upon receipt, following termination of participation in the Plan, of a cash payment for any fractional share equivalent credited to your account. The amount of any such gain or loss will be the difference between the amount that you received for the shares of common stock or fractional share equivalent and the tax basis thereof.

      If you fail to provide certain US federal income tax certifications in the manner required by law, distributions on shares of common stock, proceeds from the sale of fractional shares and proceeds from the sale of shares of common stock held for your account will be subject to federal income tax backup withholding imposed at the fourth lowest tax rate applicable to unmarried individuals, or such other rate as is then in effect. If withholding is required for any reason, the appropriate amount of tax will be withheld before investment or payment. Certain shareholders (including most corporations are, however, exempt from the above withholding requirements.

      If you are a non-US shareholder, you need to provide the required US federal income certifications to establish your status as a non-US shareholder so that the foregoing backup withholding does not apply to you. You also need to provide the required certifications if you wish to claim the benefit of exemptions form US federal income tax withholding or reduced withholding rates under a treaty or convention entered into between the United States and your country of residence. Generally, distributions to a non-US shareholder are subject to US federal income tax withholding at a 30% (or a lower treaty rate if applicable), but may be as much as 35% for certain types of income. Certain distributions or portion of a distribution to a non-US shareholder may still be subject to US federal income tax withholding even when the distribution or that portion of the distribution is not treated as a dividend under US federal income tax laws. If you are a non-US shareholder whose distributions are subject to US income tax withholding, the appropriate amount will be withheld and the balance will be credited to your account to purchase shares of common stock.

36.	Who Bears the Risk of Market Fluctuations in the Common Stock?

      A Participant’s investment in shares held in the Plan account is no different from his or her investment in directly held shares. The Participant bears the risk of any loss and enjoys the benefits of any gain from market price changes with respect to such shares.

37.	Who Should Be Contacted with Questions About the Plan?

      All correspondence regarding the Plan should be directed to:

The Bank of New York
Investor Relations Department
P.O. Box 11258
Church Street Station
New York, New York 10286-1258
Telephone (800) 524-4458

Please mention Chicago Bridge & Iron Company N.V. and this Plan in all correspondence.

38.	How Is the Plan Interpreted?

      Any question of interpretation arising under the Plan will be determined by the Company and any such determination will be final. The Company may adopt rules and regulations to facilitate the administration of the Plan. The terms and conditions of the Plan and its operation, all related forms and Participants’ accounts will be governed by the laws of New York.

39.	What Are Some of the Participant Responsibilities Under the Plan?

      Plan Shares are subject to escheat to the state in which the Participant resides if such shares are deemed, under such state’s laws, to have been abandoned by the Participant. Participants, therefore, should notify the Plan Administrator promptly in writing of any change of address. Account statements and other communications to Participants will be addressed to them at the last address of record provided by Participants to the Plan Administrator.

      Participants will have no right to draw checks or drafts against their Plan accounts or to instruct the Plan Administrator with respect to any shares of Common Stock or cash held by the Plan Administrator except as expressly provided herein.

Glossary

      “Beneficial Owners” means shareholders who beneficially own shares of Common Stock that are registered in a name other than their own (for example, in the name of a broker, bank or other nominee).

      “B&N Form” means a Broker and Nominee form.

      “business day” means any day other than Saturday, Sunday or legal holiday on which the NYSE is closed or a day on which the Plan Administrator is authorized or obligated by law to close.

      “Commission” means the Securities and Exchange Commission.

      “Common Stock” means the Common Stock, Euro 0.01 nominal value, of the Company.

      “Company” means Chicago Bridge & Iron Company N.V.

      “Discount” means the discount from the Market Price established by the Company for (a) reinvested dividends, (b) optional cash payments in the $100 to $5,000 range and (c) optional cash payments made pursuant to Requests for Waiver. Such Discount will vary between 0% and 5% of the Market Price, may vary each month and may vary among categories (a), (b), and (c) above.

      “Exchange Act” means the Securities Exchange Act of 1934, as amended.

      “Investment Date” means, with respect to Common Stock acquired directly from the Company, the last calendar day of each month in which dividends are not paid or the dividend payment date declared by the Supervisory Board for each month in which dividends are paid (unless in either case such date is not a business day in which case it is the first business day immediately thereafter).

      “Market Price” means, with respect to Common Stock acquired directly from the Company, the average of the daily high and low sales prices, computed to four decimal places, of the Common Stock as reported on the NYSE during the related Pricing Period. With respect to Common Stock purchased in the open market, “Market Price” shall mean the weighted average of the actual prices paid, computed to four decimal places, for all of the Common Stock purchased by the Plan Administrator as soon after the related Investment Date as the Plan Administrator determines.

      “NYSE” means the New York Stock Exchange, Inc.

      “Participant” means an eligible holder of Common Stock who participates in the Plan.

      “Participating Shares” means shares of Common Stock owned by a Participant on the applicable Record Date as to which such Participant has directed the Company to pay the related cash dividends to the Plan Administrator.

      “Plan” means the Chicago Bridge & Iron Company N.V. Dividend Reinvestment and Stock Purchase Plan.

      “Plan Administrator” means a plan administrator that administers the Plan, keeps records, sends statements of account to each Participant and performs other duties related to the Plan. The Bank of New York currently serves as Plan Administrator of the Plan.

      “Plan Shares” means all whole and fractional shares of Common Stock credited to a Participant’s Plan account.

      “Pricing Period” means the period encompassing the Trading Day that relates to the relevant Investment Date.

      “Record Date” means, with respect to reinvestments of dividends, the record date declared by the Supervisory Board for such dividend; and with respect to optional cash payments, two business days prior to the commencement of the related Pricing Period, except in months having a dividend Record Date, in which case the record date is the same as the dividend Record Date.

      “Record Owners” means shareholders who own shares of Common Stock in their own names.

      “Requests for Waiver” means a written request from a Participant to make optional cash payments in excess of $5,000.

      “Securities Act” means the Securities Act of 1933, as amended.

      “Threshold Price” means the minimum price, if any, established by the Company for optional cash payments made pursuant to Requests for Waiver.

      “Trading Day” means a day on which trades in the Common Stock are reported on the NYSE.

USE OF PROCEEDS

      We do not know the number of shares of Common Stock that will be ultimately purchased pursuant to the Plan, the extent to which shares will be purchased directly from us rather than in the open market or the prices at which such shares will be purchased. We will use the net proceeds from purchases of Common Stock directly from us for general corporate purposes. We will not receive any proceeds from purchases of Common Stock by the Plan Administrator in the open market or in negotiated transactions with third parties.

DESCRIPTION OF CAPITAL STOCK

General

      CB&I N.V. was organized under the law of The Netherlands as a public company with limited liability (“naamloze vennootschap”) by Deed of Incorporation dated November 22, 1996. CB&I N.V. is registered in the trade register of Amsterdam under No. 33.286.441. Set forth below is a summary of certain provisions relating to our shares of common stock, par value Euro 0.01 (“common shares”), contained in our Articles of Association, as amended (our “Articles of Association”), and the law of The Netherlands. Such summary does not purport to be a complete statement of our Articles of Association and the law of The Netherlands and is qualified in its entirety by reference to our Articles of Association.

      Our authorized share capital is Euro 800,000 consisting of 80,000,000 common shares, each with a par value of Euro .01. Common shares are issued in registered form only. The common shares registered in the New York registry (“New York Shares”) are listed on The New York Stock Exchange. Shareholders may hold New York Shares directly (evidenced by an entry/registration in the New York Registry and, if applicable, certificates received for those Shares) or through The Depository Trust Company (either as participant in such system or indirectly through organizations that are participants in such system). To the extent not registered in the New York registry, common shares will be registered in the shareholders’ register kept in Hoofddorp, The Netherlands. The Shares covered by this Prospectus are New York Shares.

Voting Rights

      Generally, each shareholder is entitled to one vote for each common share held on every matter submitted to a vote of shareholders. Our Articles of Association make no provision for cumulative voting and, as a result, the holders of a majority of our voting power will have the power, subject to the Supervisory Board’s right to make binding nominations, to elect all members of the Supervisory Board and the Management Board who are standing for election.

      Unless otherwise required by our Articles of Association or the law of The Netherlands or as described below, resolutions of a general meeting of shareholders occurring in The Netherlands require the approval of a majority of the votes cast at a meeting. Our Articles of Association require that, at a time when there are one or more holders of more than 15% of our outstanding voting securities (each an “affiliated holder”), certain business combination transactions, dissolution, liquidation, stock dividend, share repurchase, recapitalization transactions or transactions involving a person who is or has been an affiliated holder, in so far as such transactions otherwise require a shareholder vote for adoption, will require the approval of a supermajority percentage (at least 80%) of our voting securities issued and outstanding. While this provision may limit the ability of an affiliated holder to control or influence a decision to effect a change of control of the Company and also make it more difficult to consummate certain types of business combination transactions requiring a shareholder vote (e.g., certain “legal mergers” under Dutch law), this requirement does not affect a tender offer or other type of business combination transaction not requiring such a shareholder vote.

      Resolutions of general meetings of shareholders occurring outside The Netherlands are valid if the entire share capital is present or represented. There are no laws currently in effect in The Netherlands or provisions in our Articles of Association limiting the rights of non-resident investors to hold or vote common shares.

Dividends

      Pursuant to our Articles of Association, the Management Board, with the approval of the Supervisory Board, may determine that an amount shall be reserved out of our annual profits. The portion of our annual profits that remains after such reservation is at the disposal of the general meeting of shareholders. Out of our share premium reserve and other reserves available for shareholder distributions under the law of The Netherlands, the general meeting of shareholders may declare distributions upon the proposal of the Management Board (after approval by the Supervisory Board). We may not pay dividends if the payment would reduce shareholders’ equity below the aggregate nominal value of the common shares outstanding, plus the reserves statutorily required to be maintained. Although under Dutch law dividends are generally paid annually, the Management Board, with the approval of the Supervisory Board, may, subject to certain statutory provisions, distribute one or more interim dividends or other interim distributions before the accounts for any year have been approved and adopted at a general meeting of shareholders in anticipation of the final dividend or final distribution. Rights to cash dividends and distributions that have not been collected within five years after the date on which they became due and payable shall revert to the Company.

      We have declared and paid in the past, and currently intend to declare and pay, regular quarterly cash dividends or distributions; however, there can be no assurance that any such dividends or distributions will be declared or paid. The payment of dividends or distributions in the future will be subject to the discretion of our shareholders (in the case of annual dividends), our Management Board and our Supervisory Board and will depend upon general business conditions, legal restrictions on the payment of dividends or distributions, and other factors. We will pay any cash dividends or distributions in U.S. dollars. Any cash dividends or distributions payable to holders of New York Shares will be paid to the New York Transfer Agent and Registrar.

Shareholder Meetings

      Each shareholder has the right to attend general meetings of shareholders, either in person or represented by a person holding a written proxy, to address shareholder meetings, and to exercise voting rights, subject to the provisions of our Articles of Association. Our ordinary general meetings of shareholders are held in The Netherlands at least annually, within six months after the close of each financial year. Extraordinary general meetings of shareholders may be held as often as the Management Board or the Supervisory Board deem necessary, or as otherwise provided for pursuant to the law of The Netherlands. Shareholders (and holders of a life interest to whom voting rights have been granted) representing 10% of our issued shares may request that the Management Board convene an extraordinary general meeting and the subjects to be discussed.

      We provide notice by mail to registered holders of common shares of each general meeting of shareholders. Such notice will be given no later than the 15th day prior to the day of the meeting and will include a statement of the business to be considered. The New York Transfer Agent and Registrar will provide notice of general meetings of shareholders to, and compile voting instructions from, holders of New York Shares. Registered shareholders must notify the Management Board in writing of their intention to attend a shareholder meeting.

Election and Tenure of Managing Directors and Supervisory Directors

      The Management Board is entrusted with the management of the Company. The Supervisory Board supervises the Management Board. The Management Board may have one or more members and the Supervisory Board may have at least six and no more than 12 members. Supervisory Board and Management Board vacancies are and will be filled by a vote of shareholders at the first general meeting after such vacancy occurs or is created. The Supervisory Board and the Management Board members are elected from binding nominations made by the Supervisory Board. At least two persons must be nominated for each vacancy. Under the law of The Netherlands and our Articles of Association, the shareholders may deprive the nominations of their binding effect by a resolution passed by a vote of two-thirds of the votes cast at the meeting if such two-thirds vote constitutes more than one-half of our issued share capital.

      The general meeting of shareholders may suspend or dismiss a member of the Management Board at any time. However, if the Supervisory Board does not propose such suspension or dismissal, the general meeting of shareholders must pass a resolution based on a majority of two-thirds of the votes cast and such two-thirds vote must represent more than half of our issued share capital. The Supervisory Board may suspend a member of the Management Board at any time. The general meeting of shareholders may discontinue such suspension at any time. In addition, the Supervisory Board shall determine the remuneration and terms of employment of every member of the Management Board.

      Members of the Supervisory Board are appointed to serve three-year terms with approximately one-third of such members’ terms expiring each year. Supervisory Directors and Managing Directors serve until the expiration of their respective terms of office or their resignation, death or removal, with or without cause, by the shareholders or, in the case of Supervisory Directors, upon reaching the mandatory retirement age of 72 as provided in our Articles of Association.

      Subject to our Articles of Association, the Supervisory Board may adopt rules and regulations governing its internal proceedings such as voting, including voting on nomination of Supervisory Directors, Supervisory Board composition and governance, and effectuation of matters agreed upon in shareholder agreements.

Approval of Annual Accounts and Discharge of Management Liability

      Each year, the Management Board is responsible for the preparation of annual accounts within five months after the end of our financial year, unless the general meeting of shareholders has extended this period due to special circumstances. The annual accounts must be approved and signed by all members of the Supervisory Board and Management Board and then submitted to a general meeting of shareholders for adoption.

      The adoption of a company’s annual accounts by the general meeting of shareholders does not automatically discharge the members of the Management Board and the Supervisory Board from liability in respect of the exercise of their duties during the financial year concerned. However, we generally expect to propose such discharge as a separate agenda item at each annual general meeting of shareholders.

Liquidation Rights

      In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses will be distributed among holders of common shares on a pro rata basis.

Issue of Common Shares; Preemptive Rights

      Under the law of The Netherlands and our Articles of Association, the Supervisory Board may issue common shares when the Supervisory Board is so empowered by the general meeting of shareholders. Such authorization can be granted for a maximum period of five years, subject to extension(s). Under the law of The Netherlands and our Articles of Association, each holder of common shares generally has a preemptive right to subscribe with regard to any issue of common shares pro rata to the aggregate nominal value of such shareholder’s existing holdings of common shares, except for certain issuances to employees, issuances for non-cash consideration, issuances to persons who exercise a previously acquired right to subscribe for common shares, and issuances limited or excluded from such requirement by the Supervisory Board when the Supervisory Board is so empowered by the general meeting of shareholders. Under the law of The Netherlands, such authorization to limit or exclude preemptive rights can be granted for a maximum period of five years, subject to extension(s).

Repurchase of Common Shares

      The shareholders may delegate to the Management Board the authority, subject to certain restrictions contained in the law of The Netherlands and our Articles of Association, to cause the Company to acquire its own fully paid common shares for consideration in an amount not to exceed 10% of the issued shares at any time. Such authorization may not be granted for more than 18 months.

Capital Reduction

      Upon proposal by the Management Board (after approval by the Supervisory Board), the general meeting of shareholders may reduce the issued share capital by cancellation of common shares held by the Company, subject to certain statutory provisions.

Amendment of Our Articles of Association

      Our Articles of Association may be amended by a majority of the votes cast at a general meeting of shareholders if the proposal is stated in the convocation notice for the general meeting and a complete copy of the proposed amendment is filed at our office so that it may be inspected prior to and during the meeting. Proposals to amend our Articles of Association, to legally merge the Company, or to dissolve the Company require prior approval by the Supervisory Board. Notwithstanding the foregoing, no amendment of our Articles of Association shall become effective until approved by the Ministry of Justice of The Netherlands.

NOTICE TO DUTCH RESIDENTS

      This Prospectus is not a prospectus as referred to in article 3, paragraph 2 under b of the Act on the Supervision of Securities Trade 1995 (Wet toezicht effectenverkeer 1995)(“Act”). A dispensation from the prohibition of article 3, paragraph 1 of the Act has been requested from the Netherlands Authority for the Financial Markets on March 26, 2004.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be opined about for us by De Brauw Blackstone Westbroek P.C., New York, New York.

EXPERTS

      The consolidated financial statements as of and for the year ended December 31, 2003 and 2002, incorporated by reference in this registration statement, and the related consolidated financial statement schedule as of and for the year ended December 31, 2003 and 2002 incorporated by reference in the registration statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated by reference in the registration statement (which report expresses an unqualified opinion and includes explanatory paragraphs referring to (i) our change in accounting for goodwill and other intangible assets upon adoption of Statement of Financial Accounting Standards No. 142, and (ii) the application of procedures relating to certain adjustments, transitional disclosures and reclassifications of financial statement amounts related to the 2001 consolidated financial statements that were audited by other auditors who have ceased operations (Arthur Andersen) and for which Deloitte & Touche LLP has expressed no opinion or other form of assurance other than with respect to such adjustments, transitional disclosures and reclassifications), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      However, as a result of the cessation of Arthur Andersen’s practice, we have not obtained the consent of Arthur Andersen to our incorporation by reference in this prospectus of their report on our consolidated financial statements for the year ended December 31, 2001. The report of Arthur Andersen included in this prospectus is a copy of the report previously issued by that entity and has not been issued by it. See

“Risk Factors — There are Risks Related to Our Previous Use of Arthur Andersen LLP as Our Independent Public Accountant”.

AVAILABLE INFORMATION

      We are subject to the reporting requirements of the Securities Exchange Act of 1934 and file annual and quarterly reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3, including exhibits and schedules, under the Securities Act of 1933 with respect to our common shares being offered. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. The registration statement and all annual and quarterly reports, proxy statements and other information filed by us with the SEC can be inspected and copied at the SEC’s public reference facility at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

      You can also request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings are also available to you on the Internet website maintained by the SEC at http://www.sec.gov.

      Our common shares are listed on The New York Stock Exchange and reports, proxy statements and other information concerning us can be inspected at The New York Stock Exchange located at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to incorporate by reference into this prospectus information that we file with the SEC. This means that:

•	we can disclose important information to you by referring to other documents that contain that information;

•	the information incorporated by reference is considered to be part of this prospectus; and

•	any information that we file with the SEC in the future is automatically incorporated into this prospectus and updates and supersedes previously filed information.

      We incorporate by reference into this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2003;

      and

•	the description of our common shares contained in our Registration Statement on Form 8-A (as amended by Amendment No. 4 dated January 8, 2004).

      All other documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished pursuant to Item 7.01 (formerly Item 9 or Item 12) of our Current Reports on Form 8-K after the initial filing of the registration statement and prior to the termination of this offering shall also be deemed to be incorporated by reference in this prospectus and to be a part hereof from the respective dates of the filing of such documents. If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information, the statement or information incorporated in this prospectus is also modified or superseded in the same manner.

      We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of these documents, other than exhibits to those documents that are not specifically incorporated by reference into the documents. You may request copies by contacting Chicago Bridge & Iron Company, 2103 Research Forest Drive, The Woodlands, Texas 77380, Attention: Investor Relations Department, Telephone: 832-513-1200.

Chicago Bridge & Iron Company N.V.

Common Stock, Nominal Value Euro 0.01 Per Share

PROSPECTUS

April      , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following table sets forth the expenses to be incurred in connection with the sale and distribution of the securities being registered hereby. All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$8,768
Legal fees and expenses	20,000
Accountants’ fees and expenses	7,500
Printing and EDGAR formatting expenses	20,000
Miscellaneous expenses	8,732

Total Expenses	$65,000

Item 15.	Indemnification of Directors and Officers

      Article 25 of the Registrant’s Articles of Association, as amended (the “Articles of Association”) provides that a current or former director or officer of the Registrant shall be indemnified by the Registrant against:

(a) all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful or outside of his mandate; and

(b) all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is fairly and reasonably entitled to indemnification of such expenses.

      Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, in defense of any such litigation, action or claim, he is required to be indemnified by the Registrant against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses may be advanced to a director or officer at his request and upon a resolution of the Supervisory Board, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses. Indemnification is only required to be made if a majority of Supervisory Directors not a party to the action or, if all Supervisory Directors are named as parties to the action, independent legal counsel, or the general meeting of shareholders, determines that the applicable standard of conduct required for indemnification has been met.

      Article 25 of the Articles of Association further provides that the indemnification provided therein is not exclusive of any other right to which a person seeking indemnification may be entitled under the laws of The Netherlands (as from time to time amended) or under any agreement, resolution of the general meeting of shareholders or of the disinterested members of the Supervisory Board or otherwise.

      Article 25 of the Articles of Association also provides that directors of the Registrant will not be personally liable to the Registrant or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Registrant or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) for any transaction from which the director derived an improper personal benefit or (iv) for personal liability which is imposed by the law of The Netherlands, as from time to time amended.

      The Registrant has entered into indemnification agreements with certain of its directors providing for indemnification similar to that provided in the Articles of Association. The Registrant has also obtained officers’ and directors’ liability insurance in amounts it believes are reasonable under the circumstances.

Item 16.	Exhibits

Exhibit
Number	Description

4.1	Articles of Association, as amended, of the Registrant are incorporated by reference to Exhibit 3 of Registrant’s Form 10-K/A dated May 31, 2002 amending Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001
5.1	Legality Opinion of De Brauw Blackstone Westbroek P.C.
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of De Brauw Blackstone Westbroek P.C. (included in Exhibit 5.1 hereto)
23.3	Consent of Arthur Andersen LLP (omitted pursuant to Rule 437(a) under the Securities Act)
24.1	Powers of Attorney (included on signature page)

Item 17.	Undertakings

      (a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      (d) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be a part of this Registration Statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The Woodlands, State of Texas, on April 5, 2004.

CHICAGO BRIDGE & IRON COMPANY N.V.

By:	CHICAGO BRIDGE & IRON COMPANY B.V.,

its sole Managing Director

By:	/s/ GERALD M. GLENN

Managing Director

POWERS OF ATTORNEY

      We, the undersigned persons whose signatures appear below, hereby severally constitute and appoint Gerald M. Glenn and Richard E. Goodrich, our true and lawful attorneys, with full power to each of them, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this Registration Statement on Form S-3, and generally to do all things in our names and on our behalf in such capacities to enable Chicago Bridge & Iron Company N.V. to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ GERALD M. GLENN Chicago Bridge & Iron Company, B.V.	Managing Director of Registrant	April 5, 2004

/s/ RICHARD E. GOODRICH Richard E. Goodrich	Executive Vice President and Chief Financial Officer of CBIC (Principal Financial Officer)Managing Director of CB&I B.V.	April 5, 2004

/s/ TOM C. RHODES Tom C. Rhodes	Controller of CBIC (Principal Accounting Officer)	April 5, 2004

/s/ GERALD M. GLENN Gerald M. Glenn	Supervisory Director; Chairman, President and Chief Executive Officer and Director of CBIC (Principal Executive Officer) Managing Director of CB&I B.V.	April 5, 2004

/s/ JERRY H. BALLENGEE Jerry H. Ballengee	Supervisory Director	April 5, 2004

/s/ L. RICHARD FLURY L. Richard Flury	Supervisory Director	April 5, 2004

Signature	Title	Date

/s/ J. CHARLES JENNETT J. Charles Jennett	Supervisory Director	April 5, 2004

/s/ VINCENT L. KONTNY Vincent L. Kontny	Supervisory Director	April 5, 2004

/s/ GARY L. NEALE Gary L. Neale	Supervisory Director	April 5, 2004

/s/ L. DONALD SIMPSON L. Donald Simpson	Supervisory Director	April 5, 2004

/s/ MARSHA C. WILLIAMS Marsha C. Williams	Supervisory Director	April 5, 2004

Registrant’s Agent for Service in the United States

/s/ WALTER G. BROWNING, ESQ. Walter G. Browning, Esq.		April 5, 2004

EXHIBIT INDEX

Exhibit
Number	Description

4.1	Articles of Association, as amended, of the Registrant are incorporated by reference to Exhibit 3 of Registrant’s Form 10-K/A dated May 31, 2002 amending Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001
5.1	Legality Opinion of De Brauw Blackstone Westbroek P.C.
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of De Brauw Blackstone Westbroek P.C. (included in Exhibit 5.1 hereto)
23.3	Consent of Arthur Andersen LLP (omitted pursuant to Rule 437(a) under the Securities Act)
24.1	Powers of Attorney (included on signature page)